SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MACKENZIE SPECIFIED
       INCOME FUND, L.P.; MACKENZIE FUND VI, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
      MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC;
                            and MP DEWAAY FUND, LLC

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                          Copy to:
Christine Simpson                         Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                 Derenthal & Dannhauser
1640 School Street                        One Post Street, Suite 575
Moraga, California  94556                 San Francisco, California  94104
(925) 631-9100                            (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                  Amount of
          Valuation*                                   Filing Fee

          $5,200,000                                   $1,040

* For purposes of calculating the filing fee only. Assumes the purchase of 8,000 Units at a purchase price equal to $650 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check   the  box  if   the  filing   relates   solely  to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer by MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MACKENZIE FUND VI, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC; and MP DEWAAY FUND, LLC (collectively the "Purchasers") to purchase up to 8,000 assignee units of limited partnership interest (the "Units") in OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP, a Maryland limited partnership (the "Issuer"), the subject company, at a purchase price equal to $650 per Unit, less the amount of any distributions declared or made with respect to the Units between September 13, 2000 (the "Offer Date") and October 25, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal would be assigned by all tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The number of Units subject to the Offer will be reduced to the extent necessary so that the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of units in excess of this amount would result in the termination of the Partnership for tax purposes and may be prohibited under its limited partnership agreement.

         The Issuer had 23,667 Units issued and outstanding held by approximately 1,431 Unit holders as of December 31, 1999, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own an aggregate of 988 Units, or approximately 4.17% of the outstanding Units. The 8,000 Units subject to the Offer constitute approximately 34% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 8,988 Units or approximately 38% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $5,200,000 in aggregate purchase price, which the Purchasers will fund out of their current working capital.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated September 13, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated September 13, 2000

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 13, 2000

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

 MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                                         Page

(a)(1)   Offer to Purchase dated September 13, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated September 13, 2000

(a)(4)   Advertisement